

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

October 16, 2008

Mr. Peter B. Oleksiak
Vice President and Controller
DTE Energy Company
2000 2nd Avenue
Detroit, Michigan 48226

>   **Re: DTE Energy Company**
>   **The Detroit Edison Company**
>   **Item 4.01 Form 8-K**
>   **Filed October 1, 2008**
>   **File Nos. 1-11607 and 1-2198**

Dear Mr. Oleksiak:

        We have completed our review of your Form 8-K and have no further comments at this time.

                    Sincerely,

                    Sarah Goldberg
                    Assistant Chief Accountant